Craig Barrows

Vice President, General Counsel

September 1, 2006

VIA EDGAR

Celeste M. Murphy

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Mercury Computer Systems, Inc.

Schedule TO-I filed August 11, 2006

File No. 005-52823

Dear Ms. Murphy:

This letter is submitted on behalf of Mercury Computer Systems, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of August 24, 2006 to Anthony J. Medaglia, Jr., Secretary of the Company (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Concurrently herewith, the Company is filing an amendment to its Schedule TO-I in response to the Staff’s comments in the Comment Letter.

Schedule TO-I

Withdrawal Rights, page 24

1.

We note your statement that your “determination of these matters will be final and binding.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. And in the context of conditions, as addressed below, for example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your

Celeste M. Murphy

Securities and Exchange Commission

September 1, 2006

document, including, but not limited to, the last sentence of your section entitled “Conditions of the Tender Offer.”

Response 1:

In response to the Staff’s comment, the Company has revised the disclosure in Section 5 (Withdrawal Rights) of the Offer to Exchange by replacing the sentence noted in the Staff’s comment with the following (which adds the phrase “subject to remedies that may be available under applicable law” to the end of such sentence):

“Our determination of these matters will be final and binding, subject to remedies that may be available under applicable law.”

The Company has similarly revised the disclosure in Section 4 (Procedures for Tendering Options for Exchange—Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects) and Section 7 (Conditions of the Exchange Program) of the Offer to Exchange to add the phrase “subject to remedies that may be available under applicable law” to the end of the relevant sentence of each such section.

Conditions of the Tender Offer, page 23

2.	In the first paragraph you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You have the right to decide whether to terminate or proceed with your offer if a listed offer condition is “triggered.” However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first paragraph of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

Response 2:

In response to the Staff’s request for a supplemental confirmation, the Company understands and acknowledges that if a condition is triggered and the Company decides to proceed with the offer, such action will constitute a waiver of the triggered condition. If a condition is waived, the Company understands and acknowledges that, to the extent required by applicable rules and regulations of

Celeste M. Murphy

Securities and Exchange Commission

September 1, 2006

the Commission, it may be required to extend the offer and/or disseminate additional offer materials.

3.	We note your first, sixth, eleventh, and fifteenth bulleted offer conditions regarding any event or events occurring that “in [your] reasonable judgment, could materially and adversely affect [your] business, condition (financial or otherwise), income, operations or prospects….” Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered.

Response 3:

In response to the Staff’s comment, the Company has revised the disclosure in Section 7 (Conditions of the Exchange Program) of the Offer to Exchange by replacing the references to “condition (financial or other)” with “financial condition” in the offer conditions noted by the Staff, and by deleting the references to “prospects” in those same conditions.

4.	We reference the eleventh bulleted offer condition. Describe what you mean by any change occurring or threatened in your “stock ownership” that is contemplated. Please revise this condition to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

Response 4:

In response to the Staff’s comment, the Company has revised the disclosure in Section 7 (Conditions of the Exchange Program) of the Offer to Exchange by deleting the reference to “stock ownership” in the bulleted offer condition noted by the Staff, but retaining the third sub-bullet regarding the suspension of trading in the Company’s common stock by the Commission or the Nasdaq Stock Market.

Forward-Looking Statements, page 39

5.	Your statement that you undertake “no…obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.” appears to be inconsistent with Rule 13e-4(3). Please revise accordingly.

Celeste M. Murphy

Securities and Exchange Commission

September 1, 2006

Response 5:

In response to the Staff’s comment, the Company has revised the disclosure in Section 19 (Forward-Looking Statements) of the Offer to Exchange by replacing the last sentence of such section with the following (which adds the phrase “except as otherwise required by applicable federal securities laws” to the end of such sentence):

“We do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, except as otherwise required by applicable federal securities laws.”

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (978) 256-1300.

Sincerely,

/s/ Craig Barrows

Craig Barrows

Vice President, General Counsel

cc:	Anthony J. Medaglia, Jr., P.C.

Goodwin Procter LLP